UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2024

Commission File Number: 001-40875

NUVEI CORPORATION
(Exact name of registrant as specified in its charter)

1100 René-Lévesque Boulevard West, Suite 900
Montreal, Quebec H3B 4N4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Nuvei Corporation Condensed Interim Consolidated Financial Statements for the Three Months and Six Months Ended June 30, 2024
99.2	Nuvei Corporation Interim Management's Discussion and Analysis for the Three Months and Six Months Ended June 30, 2024
99.3	Certification of Chief Executive Officer and Chief Financial Officer required by National Instrument 52-109 - Certification of Disclosure in Issuers Annual and Interim Filings

Exhibits 99.1 and 99.2 of this Report on Form 6-K are incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on October 18, 2021 (File No. 333-260308), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on February 22, 2023 (File No. 333-269901) and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on August 9, 2023 (File No. 333-273832)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nuvei Corporation
Date: August 6, 2024	By:	/s/ Lindsay Matthews
		Name	Lindsay Matthews
		Title:	General Counsel